UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-165685
NOTIFICATION OF LATE FILING	CUSIP NUMBER 04530L 104

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:

	☑	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

	For the Transition Period Ended:				April 30, 2013

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aspen Group, Inc.
Full Name of Registrant.

Former Name if Applicable

720 South Colorado Boulevard, Suite 1150N
Address of Principal Executive Office (Street and Number)

Denver, CO 80246
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☑

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Management is unable to timely complete the transition report on Form 10-K due to the change in the Registrant's fiscal year, as announced in the Form 8-K filed by the Registrant on May 1, 2013, as well as due to its appointment of a new Chief Financial Officer, as announced in the Form 8-K filed by the Registrant on May 20, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	561	471-3507
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aspen Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 16, 2013	By:	/s/ Michael Matte
Michael Matte, Chief Financial Officer

PART IV – OTHER INFORMATION CONTINUED

(3)

The Registrant had revenues of $1,229,096 for the four months ended April 30, 2013 compared to $745,656 for the four months ended April 30, 2012. It also had a net loss of ($1,402,982) for the four months ended April 30, 2013 compared to a net loss of ($2,175,694) for the four months ended April 30, 2012. Both reported revenue figures exclude the impact of discontinued operations.